Global Earth Energy, Inc.

1213 Culberth Drive

Wilmington, North Carolina 28405

April 28, 2011

Mr. William H. Demarest IV

Staff Accountant,

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Global Earth Energy, Inc., Form 10-K and Form 10-K/A for Fiscal Year Ended August 31, 2010, filed December 15, 2010, and January 18, 2011, respectively; File No. 0-31343

Dear Mr. Demarest:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated April 7, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Item 7.  Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 11

1.

We have reviewed your response to prior comment 1.  In future filings, please ensure that your disclosures in Item 1, and throughout your filings, accurately reflect your business and/or intended business.

Response:

We will comply with your request.

Item 9A(T).  Controls and Procedures, page 22

2.

We have reviewed your response to prior comment 2 and Amendment no. 2 to your Form 10-K.  We reissue our prior comment in its entirety.  Your revised disclosures are not consistent with Managements Report on Internal Control Over Financial Reporting.  In this regard, please be advised that disclosure controls and procedures and internal control over financial reporting are not equivalent terms.  Please amend your filing to include all disclosures required by Items 307 and 308 of Regulation S-K.

Response:

We have reviewed the guidance within Items 307 and 308 of Regulation S-K and amended our disclosure to provide all the necessary information required by this guidance.

Note H.  Discontinued Operations. page F-13

3.

Your response to prior comment 16 indicates that the return of 55 million shares will be accounted for prospectively in future financial statements.  Please tell us specifically what effect this will have on your financial statements and how you determined that such accounting treatment is appropriate.  In addition, tell us how you determined that you effectively lost control over 688239 B.C. as of the balance sheet date, rather than as of the date of the rescission.  Refer to ASC 855-10-25.

Response:

The 55 million shares received from Mr. Dick subsequent to issuing the Form 10K will be accounted for as treasury shares on the date the shares are acquired.  ASC 505-30 provides guidance on accounting for treasury shares acquired and indicates that treasury shares should be recorded at cost.  The cost to the registrant for the shares acquired was nothing as no assets or other consideration were provided to re-acquire the shares.  Note that the rescission agreement related to the transfer of 688239 B.C. was executed prior to the receipt of the 55 million shares from Mr. Dick, and the rescission agreement made no reference to the 55 million shares or Mr. Dick being obligated to the registrant in any way after settlement.

As of the balance sheet date, the registrant was not exercising significant control over 688239 B.C.  The registrant was not overseeing and directing the policies and management of the ongoing activities of 688239 B.C. in order to maximize benefits and limit losses from the subsidiaries operations.  In this respect the registrant was not participating in the risks and rewards associated with ownership and having control over 688239 B.C.  As of the balance sheet date the registrant did not have authorization to the subsidiary’s bank account and therefore did not have the ability to direct the use of cash or make cash calls for corporate purposes.  The inability to direct the use of cash indicated a lack of controlling interest over the assets of the subsidiary.  Based on these factors it was apparent that the registrant did not have a controlling financial interest in the subsidiary at the balance sheet date, and the subsidiary would need to be deconsolidated consistent with guidance from ASC 810-10-40.  Legal control was relinquished subsequent to the balance sheet date with the rescission agreement, and this provided additional evidence regarding the registrant’s lack of control over the subsidiary at the balance sheet date.  Based on the subsequent event providing additional facts related to a condition that existed on the balance sheet date, the financial statements were adjusted on the balance sheet date consistent with ASC 855-10-25.

Prior to issuing the Form 10K, the registrant agreed within the rescission agreement to forfeit ownership of 688239 B.C. and accept nothing in return as a complete compromise of matters involving disputed issues of law and fact.  Due to the lack of consideration received for the subsequent divesture of 688239 B.C., the registrant determined that the carrying value of the subsidiary must be fully impaired at the balance sheet date as there was no future realizable value for the subsidiary to the registrant.  As of the filing date, no agreement was in place to re-acquire any shares or other consideration from Mr. Dick for the transfer back of 688239 B.C. to Mr. Dick.  The registrant could not assume that any consideration would ever be received from Mr. Dick based on the rescission agreement settling all claims between Mr. Dick and the registrant.  Reporting the value of the subsidiary on the year-end balance sheet at any value greater than zero would have been misleading to investors on the issuance date, as no future economic value for the subsidiary appeared to exist at that point in time to the registrant.

In responding to your comments, Global Earth Energy, Inc. acknowledges that:

•

The registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the country-regionplaceUnited States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Sydney A.  Harland

Sydney A.  Harland,

Chief Executive Officer